

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 15, 2010

Via US Mail and Facsimile: (301) 428-1635

Grant A. Barber
Executive Vice President and Chief Financial Officer
Hughes Communications, Inc.
11717 Exploration Lane
Germantown, MD 20876

> **Re:** **Hughes Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 001-33040**

Dear Mr. Barber:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director